                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of an interview with Philip M. Condit, a member of HP's board of directors, regarding the Merger. This transcript is available to the public at www.VotetheHPway.com. A transcript containing excerpts of this interview was filed on December 13, 2001 by HP with the Securities and Exchange Commission pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


PHIL CONDIT INTERVIEW

WHY IS THE MERGER WITH COMPAQ REALLY IMPORTANT?

P: I think the merger with Compaq is really critical because of where the industry is going. How do you make sure you have the right resources, the right product mix, the right developmental capability to operate in a very dynamic, changing market?

WHAT IS IT GOING TO ACCOMPLISH FOR HP?

P: What this merger really does is allow complementary product lines to come together, complementary capabilities to come together. So that where there is a weakness in the HP, it's filled. Where there are great strengths, they are utilized even better. It gives a broader, more capable company. And that's what a merger's about.

CAN HP STAY WHERE IT IS NOW OR GO BACK? I THINK THIS IS PRIMARILY FOR OUR EMPLOYEE AUDIENCE, BUT I THINK A LOT OF PEOPLE ARE SAYING WELL, YOU KNOW, IT'S NOT SO BAD NOW.

P: I think one of the toughest things in business is that you can't go back. The world is changing. The markets are changing. The technology is changing and so the formula that worked ten years ago or five years ago isn't the formula that's going to work five years from now. So the challenge for every business is to be where you need to be for the future, and that requires change.

WHAT'S YOUR VISION FOR THIS NEW COMPANY? WHAT DO YOU THINK IT'S GOING TO BE LIKE? HOW DO YOU THINK IT'S GOING TO BE ABLE TO PLAY IN THE MARKET?

P: I think the vision for the combined company is pretty exciting. A better set of products. Better able to respond to customers. More dynamic. It brings some great things together and in the end it's the market that counts and I think that's what's aimed at.

WHAT WOULD YOU LIKE TO SAY TO HP EMPLOYEES, IN GENERAL, ABOUT THIS MERGER AND THEIR ROLE IN MAKING IT SUCCESSFUL?

P: As an individual, I've been through a merger of about this size and it is difficult; it's tough. You wonder why you can't just sort of stay where you were. But as I look back on our experience it's very clear that had we not taken that step, we would not be where we are today. Or we wouldn't be responding to the current situation nearly as well. So it's one of those times when you sort of say I need to understand. A lot of people have spent a lot of time really dedicated to looking at the strategy and what's the right thing, I'm going to help make it work.

AND HOW DO THEY HELP MAKE IT WORK?

P: Well you can help make it work by saying I am going to be part of this larger enterprise. Don't fall into the trap of us versus them. It's now just us. Take advantage of the strengths. Get to know other people. That is what makes a strong company.

PART OF THE USE OF THIS WILL BE FOR SENIOR MANAGERS, THE TOP 550 IN THE COMPANY. WHAT'S THE ROLE, THE SPECIAL ROLE OF SENIOR MANAGERS DURING THIS PERIOD?

P: I think one of the great challenges for senior managers of any company is their role as leaders. People watch your feet. They know what you're thinking and what you're saying, and to demonstrate leadership that we're going to make this work. We're going to make this special. We're going to create something exciting that's what people are looking for -- and that is the role of leaders.

WHY COMPAQ?

P: One of the things the board does is look at lots of options. Lots of strategies. Can you grow organically from inside the company? Are there acquisitions which will help? Do you spin off parts of a business? Or are there mergers that make sense? And you look at lots of elements, the product lines and how they fit. The culture of the company. And then you make a strategic decision. What's the right thing for the company to do? Will it create shareholder value, and that's the case here.

The decision was Compaq is the right case. We can make the most out of it and it is the best strategic option.

WHY CAN'T HP STAY THE SAME?

P: It's very tempting in any company to say I like where we are. Can we just stay here? We're a great company. And the answer is HP is a great company. But in a dynamic market if you're not moving, somebody else is going to be moving. And you need to be the leader and the leader has to get out, make the changes, make a difference, and that's why change is really critical. Not because it's change but because you are leading. You are going there.

ANYTHING ELSE YOU WANTED TO SAY TO THE EMPLOYEES OR MANAGERS AT THIS TIME?

P: In Boeing's case, about six years ago we realized that while we had a great commercial airplane business, we were the world leader, we were going to be about 85 percent commercial airplanes. It's a very cyclical business. We knew then we would be always cyclic and that we would be much better off if we had more brick. So we said we really need to be in military aircraft. We need to be in space and satellites. That meant acquiring Rockwell Aerospace and meant merging with McDonnell/Douglas and then acquiring Hughes Satellites and a number of others.

So today we're much better balanced. When September 11th occurred, that strategy got its real test. Had we been 85 percent commercial airplanes, the company would have been in very serious trouble. But we've got very strong military business. That is in great demand right now so that balance has paid off enormously.

WHAT WOULD BE THE PARALLEL, BETWEEN THAT SITUATION AND WHAT HP IS FACING RIGHT NOW?

P: I think, you know, each company is different. In the case of HP, it is how do I take a good computer business and make it a great computer business? How do I make sure that I am the market leader, not just somebody trailing along behind? How do I make sure I can use the great resources of imaging and printing as an adjunct, not just a separate stand-alone business? So it is really how do you build balance in the company and take advantage of that balance to be able to respond as markets change and as customers change.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's amended registration statement on Form S-4 filed on January 31, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 31, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 31, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

                                    * * * * *